Exhibit 99.1

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Monthly Return for Equity Issuer and Hong Kong Depositary Receipts listed under Chapter 19B of the Exchange Listing Rules on Movements in Securities

For the month ended:	28 February 2025	Status:	New Submission

To : Hong Kong Exchanges and Clearing Limited

Name of Issuer:	Bilibili Inc.

Date Submitted:	07 March 2025

I. Movements in Authorised / Registered Share Capital

1. Class of shares	WVR ordinary shares	Type of shares	Other type (specify in description)	Listed on the Exchange (Note 1)	No
Stock code (if listed)	N/A	Description	Class Y

	Number of authorised/registered shares	Par value		Authorised/registered share capital
Balance at close of preceding month	100,000,000	USD	0.0001	USD	10,000
Increase / decrease (-)				USD
Balance at close of the month	100,000,000	USD	0.0001	USD	10,000

2. Class of shares	WVR ordinary shares	Type of shares	Other type (specify in description)	Listed on the Exchange (Note 1)	Yes
Stock code (if listed)	09626	Description	Class Z

	Number of authorised/registered shares	Par value		Authorised/registered share capital
Balance at close of preceding month	9,800,000,000	USD	0.0001	USD	980,000
Increase / decrease (-)				USD
Balance at close of the month	9,800,000,000	USD	0.0001	USD	980,000

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3. Class of shares	Other class (specify in description)	Type of shares	Other type (specify in description)	Listed on the Exchange (Note 1)	No
Stock code (if listed)	N/A	Description	Undesignated

	Number of authorised/registered shares	Par value		Authorised/registered share capital
Balance at close of preceding month	100,000,000	USD	0.0001	USD	10,000
Increase / decrease (-)				USD
Balance at close of the month	100,000,000	USD	0.0001	USD	10,000

Total authorised/registered share capital at the end of the month:  USD        1,000,000

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II. Movements in Issued Shares and/or Treasury Shares

1. Class of shares	WVR ordinary shares	Type of shares	Other type (specify in description)	Listed on the Exchange (Note 1)	No
Stock code (if listed)	N/A	Description	Class Y

	Number of issued shares (excluding treasury shares)	Number of treasury shares	Total number of issued shares
Balance at close of preceding month	83,715,114	0	83,715,114
Increase / decrease (-)	0	0
Balance at close of the month	83,715,114	0	83,715,114

2. Class of shares	WVR ordinary shares	Type of shares	Other type (specify in description)	Listed on the Exchange (Note 1)	Yes
Stock code (if listed)	09626	Description	Class Z

	Number of issued shares (excluding treasury shares)	Number of treasury shares	Total number of issued shares
Balance at close of preceding month	332,838,671	0	332,838,671
Increase / decrease (-)	214,494	0
Balance at close of the month	333,053,165	0	333,053,165

Remarks:

The balance of Class Z ordinary shares excludes 4,493,138 Class Z ordinary shares issued and reserved for future issuance upon the exercise or vesting of awards granted under the Company’s share incentive plans.

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III. Details of Movements in Issued Shares and/or Treasury Shares

(A). Share Options (under Share Option Schemes of the Issuer)

1. Class of shares	WVR ordinary shares	Type of shares	Other type (Please specify)	Listed on the Exchange (Note 1)	Yes
Other type (Please specify)	Class Z
Stock code (if listed)	09626	Description

Particulars of share option scheme		Number of share options outstanding at close of preceding month	Movement during the month		Number of share options outstanding at close of the month	Number of new shares issued during the month pursuant thereto (A1)	Number of treasury shares transferred out of treasury during the month pursuant thereto (A2)	Number of shares which may be issued or transferred out of treasury pursuant thereto as at close of the month	The total number of shares which may be issued or transferred out of treasury upon exercise of all share options to be granted under the scheme at close of the month
1).	2018 Share Incentive Plan - options	12,970,064	Exercised - new shares involved	-189,494	12,716,136	189,494	0	12,716,136
			Cancelled	-64,434
General Meeting approval date (if applicable)
2).	Global Share Incentive Plan - options	77,950	Exercised - new shares involved	-25,000	52,950	25,000	0	52,950

General Meeting approval date (if applicable)

Increase in issued shares (excluding treasury shares):	214,494	WVR ordinary shares Class Z (AA1)

Decrease in treasury shares:	0	WVR ordinary shares Class Z (AA2)

Total funds raised during the month from exercise of options:	USD 21.45

Remarks:

(1) No further options will be granted under the 2018 Share Incentive Plan (before its amendment and restatement at the annual general meeting of the Company held on June 28, 2024) or the Global Share Incentive Plan after October 3, 2022 (being the date on which the Company’s voluntary conversion of its secondary listing status to primary listing on the Stock Exchange became effective).

(2) On June 28, 2024, the shareholders of the Company approved the adoption of the Second Amended and Restated 2018 Share Incentive Plan. Any granted and unexercised options, and any granted and unvested awards under the 2018 Share Incentive Plan prior to the adoption date of the Second Amended and Restated 2018 Share Incentive Plan shall continue to be valid and exercisable and/or vested in accordance with the terms of the grant and the 2018 Share Incentive Plan. For details, please refer to the Company’s circular dated April 9, 2024 and announcement dated June 28, 2024. No options have been granted under the Second Amended and Restated 2018 Share Incentive Plan since its adoption.

(B). Warrants to Issue Shares of the Issuer   Not applicable

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(C). Convertibles (i.e. Convertible into Shares of the Issuer)

1. Class of shares	WVR ordinary shares	Type of shares	Other type (Please specify)	Listed on the Exchange (Note 1)	Yes
Other type (Please specify)	Class Z

Stock code (if listed)	09626	Description

Description of the Convertibles		Currency	Amount at close of preceding month	Movement during the month	Amount at close of the month	Number of new shares issued during the month pursuant thereto (C1)	Number of treasury shares transferred out of treasury during the month pursuant thereto (C2)	Number of shares which may be issued or transferred out of treasury pursuant thereto as at close of the month
1).	April 2026 Notes - US$500 million convertible senior notes	USD	12,000		12,000	0	0	485

Type of the Convertibles		Bond/Notes
Stock code of the Convertibles (if listed on the Exchange) (Note 1)
Subscription/Conversion price		USD 24.75
General Meeting approval date (if applicable)
2).	2027 Notes - US$800 million convertible senior notes	USD	92,000		92,000	0	0	2,260

Type of the Convertibles		Bond/Notes
Stock code of the Convertibles (if listed on the Exchange) (Note 1)

Subscription/Conversion price		USD 40.73
General Meeting approval date (if applicable)
3).	December 2026 Notes - US$1,600 million convertible senior notes	USD	13,300,000		13,300,000	0	0	141,537

Type of the Convertibles		Bond/Notes

Stock code of the Convertibles (if listed on the Exchange) (Note 1)

Subscription/Conversion price		USD 93.97

General Meeting approval date (if applicable)

				Increase in issued shares (excluding treasury shares):		0	WVR ordinary shares Class Z (CC1)

				Decrease in treasury shares:		0	WVR ordinary shares Class Z (CC2)

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Remarks:

(1) The April 2026 Notes included a 30-day option exercised by the initial purchasers to purchase an additional US$70 million principal amount of the April 2026 Notes.

(2) The 2027 Notes included a 30-day option exercised by the initial purchasers to purchase an additional US$100 million principal amount of the 2027 Notes.

(3) The December 2026 Notes included a 30-day option exercised by the initial purchasers to purchase an additional US$200 million principal amount of the December 2026 Notes.

(D). Any other Agreements or Arrangements to Issue Shares of the Issuer, including Options (other than Share Option Schemes)

1. Class of shares	WVR ordinary shares	Type of shares	Other type (Please specify)	Listed on the Exchange (Note 1)	Yes

Other type (Please specify)	Class Z

Stock code (if listed)	09626	Description

Description of other agreements or arrangements		General Meeting approval date (if applicable)	Number of new shares issued during the month pursuant thereto (D1)	Number of treasury shares transferred out of treasury during the month pursuant thereto (D2)	Number of shares which may be issued or transferred out of treasury pursuant thereto as at close of the month

1).	2018 Share Incentive Plan - restricted share units		0	0	13,031,907

2).	Second Amended and Restated 2018 Share Incentive Plan - restricted share units	28 June 2024	0	0	3,941,528

Increase in issued shares (excluding treasury shares):	0	WVR ordinary shares Class Z (DD1)

Decrease in treasury shares:	0	WVR ordinary shares Class Z (DD2)

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Remarks:

(1) The amended 2018 Share Incentive Plan (before its amendment and restatement at the annual general meeting of the Company held on June 28, 2024) became effective on October 3, 2022 (being the date on which the Company’s voluntary conversion of its secondary listing status to primary listing on the Stock Exchange became effective). On June 28, 2024, the shareholders of the Company approved the adoption of the Second Amended and Restated 2018 Share Incentive Plan. Any granted and unexercised options, and any granted and unvested awards under the 2018 Share Incentive Plan prior to the adoption date of the Second Amended and Restated 2018 Share Incentive Plan shall continue to be valid and exercisable and/or vested in accordance with the terms of the grant and the 2018 Share Incentive Plan. For details, please refer to the Company’s circular dated April 9, 2024 and announcement dated June 28, 2024.

(2) As of the month ended February 28, 2025, 168,369 restricted share units under the amended 2018 Share Incentive Plan have been cancelled.

(3) As of the month ended February 28, 2025, 56,794 restricted share units under the Second Amended and Restated 2018 Share Incentive Plan have been cancelled.

(E). Other Movements in Issued Shares and/or Treasury Shares Not applicable

Total increase/ decrease (-) in issued shares (excluding treasury shares) during the month (i.e. Total of AA1 to EE1):	214,494	WVR ordinary shares Class Z

Total increase/ decrease (-) in issued shares (excluding treasury shares) during the month (i.e. Total of AA1 to EE1):	0	WVR ordinary shares Class Z

Total increase/ decrease (-) in treasury shares during the month (i.e. Total of AA2 to EE2):	0	WVR ordinary shares Class Z

Total increase/ decrease (-) in treasury shares during the month (i.e. Total of AA2 to EE2):	0	WVR ordinary shares Class Z

IV. Information about Hong Kong Depositary Receipt (HDR) Not applicable

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V. Confirmations

Pursuant to Main Board Rule 13.25C / GEM Rule 17.27C, we hereby confirm to the best knowledge, information and belief that, in relation to each of the securities issued, or the treasury shares sold or transferred by the issuer during the month as set out in Parts III and IV which has not been previously disclosed in a return published under Main Board Rule 13.25A / GEM Rule 17.27A, it has been duly authorised by the board of directors of the listed issuer and carried out in compliance with all applicable listing rules, laws and other regulatory requirements and, insofar as applicable:

(Note 4)

(i)	all money due to the listed issuer in respect of the issue of securities, or sale or transfer of treasury shares has been received by it;

(ii)	all pre-conditions for listing imposed by the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited under “Qualifications of listing” have been fulfilled;

(iii)	all (if any) conditions contained in the formal letter granting listing of and permission to deal in the securities have been fulfilled;

(iv)	all the securities of each class are in all respects identical (Note 5);

(v)

all documents required by the Companies (Winding Up and Miscellaneous Provisions) Ordinance to be filed with the Registrar of Companies have been duly filed and that compliance has been made with all other legal requirements;

(vi)	all the definitive documents of title have been delivered/are ready to be delivered/are being prepared and will be delivered in accordance with the terms of issue, sale or transfer;

(vii)

completion has taken place of the purchase by the issuer of all property shown in the listing document to have been purchased or agreed to be purchased by it and the purchase consideration for all such property has been duly satisfied; and

(viii)

the trust deed/deed poll relating to the debenture, loan stock, notes or bonds has been completed and executed, and particulars thereof, if so required by law, have been filed with the Registrar of Companies.

Submitted by:	Xin Fan

Title:	Joint Company Secretary

(Director, Secretary or other Duly Authorised Officer)

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Notes

1.	The Exchange refers to The Stock Exchange of Hong Kong Limited.

2.	In the case of repurchase of shares (shares repurchased and cancelled) and redemption of shares (shares redeemed and cancelled), “date of event” should be construed as “cancellation date”.

In the case of repurchase of shares (shares held as treasury shares), “date of event” should be construed as “date on which shares were repurchased and held by the issuer in treasury”.

3.

The information is required in the case of repurchase of shares (shares repurchased for cancellation but not yet cancelled) and redemption of shares (shares redeemed but not yet cancelled). Please state the number of shares repurchased or redeemed during the month or in preceding month(s) but pending cancellation as at close of the month as a negative number.

4.

Items (i) to (viii) are suggested forms of confirmation. The listed issuer may amend the item(s) that is/are not applicable to meet individual cases. Where the issuer has already made the relevant confirmations in a return published under Main Board Rule 13.25A / GEM Rule 17.27A in relation to the securities issued, or the treasury shares sold or transferred, no further confirmation is required to be made in this return.

5.	“Identical” means in this context:

•	the securities are of the same nominal value with the same amount called up or paid up;

•

they are entitled to dividend/interest at the same rate and for the same period, so that at the next ensuing distribution, the dividend/interest payable per unit will amount to exactly the same sum (gross and net); and

•	they carry the same rights as to unrestricted transfer, attendance and voting at meetings and rank pari passu in all other respects.

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